November 4, 2024

Brad K. Heppner
Chief Executive Officer
Beneficient
325 North St. Paul Street, Suite 4850
Dallas, TX 75201

        Re: Beneficient
            Amendment No. 2 to Form S-3 on Form S-1
            Filed October 24, 2024
            File No. 333-281694
Dear Brad K. Heppner:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 8, 2024 letter.

Amendment No. 2 to Form S-3 on Form S-1
Selling Stockholders, page 280

1. We note your response to prior comment 2. Please revise your disclosure in the selling
       stockholders table to increase Yorkville   s ownership to 9.99% and
include the number
       of shares corresponding to that percentage in the table. In addition, list Yorkville as a beneficial owner in the beneficial ownership table on page 238 with the same 9.99%
       ownership. In the alternative, if you continue to believe that the 4.99% is a meaningful limitation of Yorkville's ability to purchase and hold your securities, please provide us with detailed analysis addressing each of the following:
           please explain the reason for the 4.99% limitation and point us to the respective section of an agreement between you and Yorkville that establishes this ownership limitation;
 November 4, 2024
Page 2

            tell us if you plan to issue shares to Yorkville under both SEPA and pursuant to the debentures conversion during the same period of time;
          explain why the limitation for the conversion of debentures is also binding on you
          (for example, in a situation where you issue securities pursuant to SEPA as opposed to the agreement under which you can issue convertible debentures); and
          tell us if there is any ranking or priority between the 4.99% limitation and the
          9.99% limitation in the SEPA and the respective agreements where these
          limitations are included.
      In addition, as it relates to the 4.99% limitation, we note from your response that you
      have    excluded from the number of shares beneficially owned prior to the offering all
      of the shares that Yorkville may be required to purchase under the SEPA, because the issuance of such shares is at [your] discretion and is subject to conditions contained in
      the SEPA.    In this regard, we also note that it appears that you have sold at least
      503,827 shares pursuant to the SEPA under a previously effective registration statement and you can issue additional shares to Yorkville as soon as this registration statement becomes effective. Please note that we may have further comments after we review your response.
       Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:   Matthew L. Fry, Esq.